Form 10KSB, Exhibit 13
period 2004-12-31
HEARTLAND BANCSHARES INC/FL
filed 2005-03-31
CIK 1073182

                                                                               .
                                                                               .
                                                                               .

                                                                    Exhibit 13.1

        Financial Statements of Heartland Bancshares, Inc. and Subsidiary

(Item 7. Financial Statements)

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ....  F-1

Consolidated Balance Sheets ................................  F-2

Consolidated Statements of Income ..........................  F-3

Consolidated Statements of Shareholders' Equity ............  F-4

Consolidated Statements of Cash Flows ......................  F-5

Notes to Consolidated Financial Statements .................  F-6

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders
Heartland Bancshares, Inc.
Sebring, Florida

      We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. and its subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                                     OSBURN, HENNING AND COMPANY

Orlando, Florida
March 7, 2005

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                                      2004              2003
                                                  -------------     -------------
               ASSETS

Cash and due from banks                           $   4,679,972     $   5,048,023
Federal funds sold                                    5,608,493         6,720,604
                                                  -------------     -------------
            Total Cash and Cash Equivalents          10,288,465        11,768,627
Securities held to maturity                          18,900,607         8,002,437
Securities available for sale                         3,813,800         8,238,609
Loans held for sale                                   1,673,505                 -
Loans:
    Commercial, financial and agricultural           28,244,523        20,990,891
    Real estate - mortgage                           57,872,091        41,305,918
    Installment and consumer lines                   24,293,461        19,528,144
                                                  -------------     -------------
            Total Loans                             110,410,075        81,824,953
    Less:  Allowance for loan losses                 (1,036,845)         (779,222)
                                                  -------------     -------------
            Net Loans                               109,373,230        81,045,731
Property and equipment                                2,631,264         2,745,568
Other assets                                          1,241,116           962,327
                                                  -------------     -------------
            TOTAL ASSETS                          $ 147,921,987     $ 112,763,299
                                                  =============     =============

     LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
    Deposits:
        Noninterest-bearing demand                $  30,957,574     $  21,679,621
        Savings, NOW and money market                69,893,302        51,709,094
        Time deposits under $100,000                 19,308,974        18,537,522
        Time, $100,000 and over                      15,878,938        10,792,541
                                                  -------------     -------------
            Total Deposits                          136,038,788       102,718,778
    Short-term borrowings                               616,154         1,493,033
    Long-term debt                                    2,350,000           725,000
    Other liabilities                                   541,508           790,296
                                                  -------------     -------------
            Total Liabilities                       139,546,450       105,727,107

Commitments and Contingencies (Note 12)

Shareholders' Equity
    Common stock, $.10 par value, 10,000,000
        shares authorized; 663,560 and 657,030
        shares issued and outstanding                    66,356            65,703
    Preferred stock - $.01 par value;
        1,000,000 shares authorized; no shares
        issued or outstanding                                 -                 -
    Additional paid-in capital                        6,589,639         6,486,652
    Retained earnings                                 1,726,243           494,108
    Accumulated other comprehensive
        income (loss)                                    (6,701)          (10,271)
                                                  -------------     -------------
            Total Shareholders' Equity                8,375,537         7,036,192
                                                  -------------     -------------

            TOTAL LIABILITIES AND
                    SHAREHOLDERS' EQUITY          $ 147,921,987     $ 112,763,299
                                                  =============     =============

See notes to consolidated financial statements.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Year Ended December 31,
                                                     2004              2003
                                                  -----------      -----------
Interest Income:
    Interest and fees on loans                    $ 5,822,787      $ 4,497,793
    Interest on securities                            574,356          454,006
    Interest on federal funds sold                    103,482          104,943
                                                  -----------      -----------
                  Total Interest Income             6,500,625        5,056,742
                                                  -----------      -----------

Interest Expense:
    Interest on deposits                            1,197,463        1,091,959
    Interest on borrowings                             51,392           13,522
                                                  -----------      -----------
                  Total Interest Expense            1,248,855        1,105,481
                                                  -----------      -----------

                  Net Interest Income               5,251,770        3,951,261

Provision for Loan Losses                            (275,570)        (185,782)
                                                  -----------      -----------
                  Net Interest Income After
                    Provision For Loan Losses       4,976,200        3,765,479
                                                  -----------      -----------

Noninterest Income:
    Service charges and fees                          324,924          308,823
    Gain (loss) on sale of securities                  15,981           (2,772)
    Gain on sale of loans                             341,129          206,175
    Other income                                      102,488           83,248
                                                  -----------      -----------
                  Total Noninterest Income            784,522          595,474
                                                  -----------      -----------

Noninterest Expense:
    Salaries and employee benefits                  1,894,503        1,593,046
    Occupancy expenses                                249,469          221,580
    Equipment expenses                                243,026          226,610
    Other operating expenses                        1,421,303        1,104,184
                                                  -----------      -----------
                  Total Noninterest Expense         3,808,301        3,145,420
                                                  -----------      -----------

                  Income Before Income Taxes        1,952,421        1,215,533

Income Tax Provision                                  720,286          465,527
                                                  -----------      -----------

                  NET INCOME                      $ 1,232,135      $   750,006
                                                  ===========      ===========

                  Basic Earnings Per Share        $      1.86      $      1.15
                                                  ===========      ===========

                  Earnings Per Diluted Share      $      1.79      $      1.12
                                                  ===========      ===========

See notes to consolidated financial statements.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                             Accumulated
                                  Common       Additional     Retained          Other          Total
                                  Stock         Paid-in       Earnings      Comprehensive   Shareholders'
                                Par Value       Capital       (Deficit)     Income (Loss)      Equity
                               -----------    -----------    -----------    -------------   -------------
BALANCE DECEMBER 31, 2002      $    65,203    $ 6,437,152    $  (255,897)    $   140,655     $ 6,387,113

Exercise of stock options              500         49,500              -               -          50,000

Comprehensive Income:
   Net income                            -              -        750,006               -         750,006
   Other comprehensive
    income:
       Change in unrealized
         gain on securities
         available for sale              -              -              -        (150,926)       (150,926)
   Total Comprehensive                                                                       -----------
      Income                                                                                     599,080

Rounding                                 -              -             (1)              -              (1)
                               -----------    -----------    -----------     -----------     -----------

BALANCE DECEMBER 31, 2003           65,703      6,486,652        494,108         (10,271)      7,036,192

Exercise of stock options              653        102,987              -               -         103,640

Comprehensive Income:
   Net income                            -              -      1,232,135               -       1,232,135
   Other comprehensive
    income:
       Change in unrealized
         loss on securities
         available for sale              -              -              -           3,570           3,570
   Total Comprehensive                                                                       -----------
      Income                                                                                   1,235,705
                               -----------    -----------    -----------     -----------     -----------
BALANCE DECEMBER 31, 2004      $    66,356    $ 6,589,639    $ 1,726,243     $    (6,701)    $ 8,375,537
                               ===========    ===========    ===========     ===========     ===========

See notes to consolidated financial statements.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Years Ended December 31,
                                                            2004              2003
                                                        ------------      ------------
OPERATING ACTIVITIES

    Net income                                          $  1,232,135      $    750,006
    Adjustments to reconcile net income to
        net cash provided by operating activities:
            Deferred income taxes                            (99,051)          (58,468)
            Provision for loan losses                        275,570           185,782
            Depreciation and amortization                    261,710           245,579
            Gain or loss on sale of securities               (15,981)            2,772
            Net amortization on securities                   104,634           216,877
            Loss on disposal of assets                         8,963                 -
    Change in year-end balances of:
        Loans held for sale                               (1,673,505)                -
        Interest receivable                                 (174,706)          (68,302)
        Interest payable                                      10,227            (5,002)
        Other accounts - net                                (304,773)          499,790
                                                        ------------      ------------
                     Net Cash Provided By (Used In)
                       Operating Activities                 (374,777)        1,769,034
                                                        ------------      ------------

INVESTING ACTIVITIES

    Net funding of loans                                 (28,603,069)      (21,575,233)
    Purchases of securities available for sale                     -        (7,254,522)
    Purchases of securities held to maturity             (14,962,661)       (8,011,559)
    Sales or calls of securities available
        for sale                                           4,071,825         3,995,744
    Maturities and principal collections
        on securities available for sale                   4,334,328         8,924,092
    Acquisition of property and equipment                   (136,121)         (263,177)
    Disposal of property and equipment                        18,542                 -
                                                        ------------      ------------
                     Net Cash Used In Investing
                       Activities                        (35,277,156)      (24,184,655)
                                                        ------------      ------------

FINANCING ACTIVITIES

    Net increase in deposits                              33,320,010        20,371,950
    Net increase in short-term borrowings                   (876,879)          274,043
    Proceeds from long-term debt                           1,625,000           500,000
    Exercise of stock options                                103,640            50,000
                                                        ------------      ------------
                     Net Cash Provided By Financing
                       Activities                         34,171,771        21,195,993
                                                        ------------      ------------

                     Net (Decrease) in Cash and
                       Cash Equivalents                   (1,480,162)       (1,219,628)

                     Cash and Cash Equivalents:
                       Beginning of year                  11,768,627        12,988,255
                                                        ------------      ------------
                       End of year                      $ 10,288,465      $ 11,768,627
                                                        ============      ============

SUPPLEMENTAL DISCLOSURE

    Interest paid                                       $  1,238,628      $  1,121,456
                                                        ============      ============
    Income taxes paid                                   $  1,198,000      $      6,500
                                                        ============      ============

See notes to consolidated financial statements.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATIONAL BACKGROUND AND BASIS OF PRESENTATION

  Heartland Bancshares, Inc. (the Company) is a registered bank holding company which owns 100% of a national bank, Heartland National Bank (the Bank). The Bank is a nationally-chartered full-service commercial banking institution with its main office in Sebring, Florida and branch offices in Lake Placid and Avon Park, Florida. The Bank opened for business September 7, 1999.

  The accompanying consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and balances have been eliminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Comprehensive Income

    The Company reports comprehensive income in addition to net income or loss. Comprehensive income is comprised of net income and items of "other comprehensive income". The Bank's only item of other comprehensive income is the unrealized gain or loss on its available for sale investment securities portfolio.

  Investment Securities

    Securities Available for Sale

      Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income.

    Securities Held to Maturity

      Securities which management has the intent and ability to hold until contractual maturity are classified as securities held to maturity. These securities are carried at their amortized cost, and are not adjusted for market value fluctuations.

    Declines in the fair value of securities that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for periods of time sufficient to allow for any anticipated recovery in fair value.

    Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Loans Held For Sale

      Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

    Loans and Allowance For Loan Losses

      Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for those classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.

      The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors.

      Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms. Interest and fees on loans includes loan fees of $196,414 and $153,514 in 2004 and 2003, respectively.

    Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets. These lives are summarized as follows:

         Asset                      Estimated Lives
         -----                      ---------------
Buildings                                39 years
Land improvements                        15 years
Furniture and equipment              5 - 10 years

    Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Computer Software

      The Bank has computer software with a cost of $199,618 and $123,630 at December 31, 2004 and 2003, respectively, and a carrying amount of $92,939 and $55,740, respectively. This software, which is included in the caption "Other Assets" on the accompanying balance sheet, is being amortized on the straight-line basis over a three year period. Amortization in 2004 and 2003 was $38,790 and $21,263, respectively.

   Income Taxes

      The Company uses the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

   Cash and Cash Equivalents

      For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. In accordance with Federal Reserve Regulations, the Bank is required to maintain a balance with the Federal Reserve of approximately $750,000 as of December 31, 2004.

   Earnings Per Share

      Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods. Earnings per diluted share are computed by dividing net income by the weighted average shares and common share equivalents outstanding during the periods. Dilutive common stock equivalents, which consist of stock options, assume the exercise of all outstanding stock options, using the treasury stock method. A reconciliation of these amounts follows:

                                            2004       2003
                                          -------    -------
Weighted average shares                   662,229    653,578
Dilutive shares under stock option plan    27,266     15,692
                                          -------    -------
Shares used for fully diluted purposes    689,495    669,270
                                          =======    =======

   Share-Based Compensation

      As permitted by applicable accounting principles, management has elected to disclose rather than to record the compensatory effect of stock options granted to employees and directors. The pro forma effect has been determined under the fair value method, using the Black-Scholes option pricing model, assuming minimal or no volatility (due to the lack of an active market for the stock), no dividends and average lives and exercise probability by option class.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Share-Based Compensation (Continued)

      On December 16, 2004, the Financial Accounting Standards Board revised existing Financial Accounting Standard 123, Accounting for Stock Based Compensation (SFAS 123). The revised standard, (SFAS 123-R), requires the use of the fair value method to measure the cost of liability or equity instruments issued in exchange for goods or services, and further requires that such cost be included as an expense in the statement of operations. SFAS 123 currently requires that such cost be measured by use of the fair value method, but reflected only as a "pro forma" disclosure in the footnotes to the financial statements in lieu of an actual charge.

      SFAS 123-R becomes effective for the Company for fiscal year 2006, and requires that the new standard be applied only to covered instruments that are issued, cancelled or modified after December 31, 2005. In addition, SFAS 123-R will require the expensing of the effect of options issued before but not vesting until 2006 and later years. While SFAS 123-R will likely have an effect on the methodologies used by enterprises in obtaining and retaining employee talent, it has no effect on the Company's 2004 consolidated financial statements, and is not presently expected to have a material effect on the Company's financial statements in future years.

   Other

      The Company follows the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations were $132,903 and $96,480 in 2004 and 2003, respectively.

   Reclassifications

      Certain items shown in the December 31, 2003 financial statements and footnotes have been reclassified to conform more closely to the 2004 presentation.

NOTE 3 - SECURITIES

   Amortized cost and estimated fair value of securities available for sale are as follows:

                                       December 31, 2004
                         --------------------------------------------
                                            Federal
                            U.S.            Reserve
                         Government         & FHLB
                          Agencies           Stock           Total
                         -----------      -----------     -----------
Amortized cost           $ 3,376,294      $   470,450     $ 3,846,744
Gross unrealized:
    Gains                     10,555                -          10,555
    Losses                   (43,499)               -         (43,499)
                         -----------      -----------     -----------
Estimated fair value     $ 3,343,350      $   470,450     $ 3,813,800
                         ===========      ===========     ===========

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 3 - SECURITIES (CONTINUED)

                                      December 31, 2003
                         --------------------------------------------
                                            Federal
                            U.S.            Reserve
                         Government         & FHLB
                          Agencies           Stock           Total
                         -----------      -----------     -----------
Amortized cost           $ 7,835,159      $   441,900     $ 8,277,059
Gross unrealized:
    Gains                     33,241                -          33,241
    Losses                   (71,691)               -         (71,691)
                         -----------      -----------     -----------
Estimated fair value     $ 7,796,709      $   441,900     $ 8,238,609
                         ===========      ===========     ===========

   Amortized cost and estimated fair value of U. S. government agency securities held to maturity at December 31, 2004 and 2003 are as follows:

                             2004              2003
                         ------------      ------------
Amortized cost           $ 18,900,607      $  8,002,437
Gross unrealized:
    Gains                      16,556             8,104
    Losses                   (128,763)          (20,605)
                         ------------      ------------
Estimated fair value     $ 18,788,400      $  7,989,936
                         ============      ============

   The amortized cost and estimated fair value of securities at December 31, 2004 by contractual maturity, are shown below:

                                   Securities
                                Held to Maturity               Available for Sale
                          ---------------------------     ---------------------------
                           Amortized       Estimated       Amortized       Estimated
                              Cost        Fair Value         Cost         Fair Value
                          -----------     -----------     -----------     -----------
Due in:
    One year or less      $   998,603     $   994,300     $         -     $         -
    After one through
        five years         17,902,004      17,794,100               -               -
    Mortgage-backed
        and other
        securities                  -               -       3,846,744       3,813,800
                          -----------     -----------     -----------     -----------
                          $18,900,607     $18,788,400     $ 3,846,744     $ 3,813,800
                          ===========     ===========     ===========     ===========

   Securities were called or sold during 2004 and 2003 for gross sales proceeds of $4,071,825 and $3,995,744, respectively, resulting in gains (losses) of $15,981 and $(2,772) in those years. The stock in the Federal Reserve Bank and FHLB is carried at cost and is held pursuant to membership requirements of those two organizations.

   Securities with a carrying amount of $7,199,813 and $5,773,661 at December 31, 2004 and 2003, respectively, are pledged for public funds or repurchase agreements.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 3 - SECURITIES (CONTINUED)

      The following schedule shows those securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that the securities have been in a continuous loss position, as well as their fair value:

                                    Less Than Twelve Months           Over Twelve Months
                                  ---------------------------     ---------------------------
                                     Gross                          Gross
                                  Unrealized          Fair        Unrealized         Fair
                                    Losses           Value          Losses           Value
                                  -----------     -----------     -----------     -----------
Securities Available for Sale
Debt securities:
  Mortgage-backed                 $       339     $   150,004     $    43,161     $ 2,498,187
                                  -----------     -----------     -----------     -----------
      Total securities
         available for sale       $       339     $   150,004     $    43,161     $ 2,498,187
                                  ===========     ===========     ===========     ===========

Securities Held to Maturity
Debt securities:
  U.S. Government and
    federal agency                $   114,963     $12,838,100     $    13,800     $   986,200
                                  -----------     -----------     -----------     -----------
      Total securities held
         to maturity              $   114,963     $12,838,100     $    13,800     $   986,200
                                  ===========     ===========     ===========     ===========

      At December 31, 2004, none of the above debt securities have unrealized losses with aggregate depreciation of 5% from the Company's amortized cost basis. The unrealized losses that exist are all considered by management to be attributable to changes in market interest rates, and none are considered by management to be attributable to credit risk on the part of the issuer. Accordingly, if market rates were to decline, much or all of the decline in market value could be recovered through market appreciation. At December 31, 2003, all of the securities having gross realized losses had been in a continuous unrealized loss position for less than twelve months. As management has the ability to hold debt securities until maturity, or for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

      Activity in the allowance for loan losses during 2004 and 2003 is as follows:

                                      2004            2003
                                  ------------    -----------
Beginning balance                  $   779,222    $   606,971
    Provision                          275,570        185,782
    Net charge-offs                    (17,947)       (13,531)
                                   -----------    -----------
Ending balance                     $ 1,036,845    $   779,222
                                   ===========    ===========

      The Bank had $121,437 in non-accrual loans at December 31, 2003. There were no non-accrual loans at December 31, 2004.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 5 - PROPERTY AND EQUIPMENT

      The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31 are as follows:

                                        2004               2003
                                     -----------       -----------
Land                                 $   965,786       $   969,286
Buildings and land improvements        1,582,030         1,582,031
Furniture and equipment                1,088,280         1,004,939
                                     -----------       -----------
                                       3,636,096         3,556,256
Less accumulated depreciation         (1,004,832)         (810,688)
                                     -----------       -----------
                                     $ 2,631,264       $ 2,745,568
                                     ===========       ===========

      Depreciation expense during 2004 and 2003 was $222,920 and $224,316, respectively.

NOTE 6 - DEPOSITS

      At December 31, 2004, the scheduled maturities of time certificates of deposit during the next five years are as follows:

                                    (In Thousands)
                                    --------------
2005                                   $24,042
2006                                     4,498
2007                                     3,334
2008                                       833
2009                                     2,481

NOTE 7 - SHORT-TERM BORROWINGS

      During 2004 and 2003, the Bank periodically sold securities to customers under repurchase agreements. These borrowings are collateralized by investment securities owned by the Bank. The amount outstanding under these agreements at December 31, 2004 and 2003 was $616,154 and $1,493,033, respectively, with average amounts outstanding of $1,319,535 and $1,015,056 during those years. The average interest rate, which is indexed to the Federal Funds target rate, was .39% and .25% for 2004 and 2003, respectively. Interest expense on these borrowings for 2004 and 2003 was $5,120 and $2,549, respectively.

      The Bank has $4 million in unsecured federal funds purchased lines available to it from correspondent banks for future needs. There were no advances under these lines in either 2004 or 2003.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 8 - LONG-TERM DEBT

      During June 2002, the Company entered into a loan agreement with an unrelated bank under which up to $1 million in borrowings was available to the Company. The loan bore interest at prime less 1%, with a floor of 4.75%. During 2004, available borrowings were increased to $2.5 million. The new loan bears interest at prime less 1%, requiring quarterly interest only payments until April 15, 2006 at which time any unpaid interest and all principal is due in full. As of December 31, 2004, the Company had drawn $2,350,000 under the line, all of which was invested in the capital of the subsidiary bank. Interest on this borrowing was $46,272 and $10,973 in 2004 and 2003, respectively.

      The Company has pledged all of its stock holdings in its subsidiary bank as collateral under this line.

NOTE 9 - OTHER OPERATING EXPENSES

      The more significant components of other operating expenses are as follows:

                                          2004          2003
                                        --------      --------
Data and item processing                $443,082      $317,751
Marketing and business development       132,903        96,480
Legal and professional                   125,213       106,049
Stationery and supplies                  115,603        90,755
Correspondent bank charges                93,768        63,892
Conversion of EDP system                  55,457        24,600
Insurance                                 46,675        43,299
Loan & collection expense                 32,946        52,339
Regulatory assessments                    30,104        35,163

NOTE 10 - INCOME TAXES

      Components of income taxes are as follows:

                                         2004
                         -------------------------------------
                         Current       Deferred         Total
                         --------      --------       --------
Federal                  $697,473      $(84,491)      $612,982
State                     121,864       (14,560)       107,304
                         --------      --------       --------
     Total               $819,337      $(99,051)      $720,286
                         ========      ========       ========

                                         2003
                         -------------------------------------
                         Current       Deferred        Total
                         --------      --------       --------
Federal                  $448,577      $(49,868)      $398,709
State                      75,418        (8,600)        66,818
                         --------      --------       --------
     Total               $523,995      $(58,468)      $465,527
                         ========      ========       ========

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

      Deferred taxes included in 2004 and 2003 operations represent the estimated future tax benefit attributable to the change in cumulative differences between the book and tax bases of assets and liabilities. The more significant temporary differences and related deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

                                                      2004          2003
                                                    --------      --------
Temporary Differences

   Deferred tax on deductible differences:
       Pre-opening and organizational costs         $      -      $ 17,059
       Loan loss reserve                             357,999       249,210
       Unrealized loss on securities                  26,486        28,422
                                                    --------      --------
                                                     384,485       294,691
   Deferred tax on taxable differences:
       Property and equipment basis difference        28,570        34,501
                                                    --------      --------
           Net asset included in financial
             statements                             $355,915      $260,190
                                                    ========      ========

      A reconciliation of the difference between the recorded income tax and that which might be expected by application of the federal statutory corporate income tax rate of 34% follows:

                                         2004                         2003
                                  ------------------           ------------------
                                  Income Tax    Rate           Income Tax    Rate
                                  ----------    ----           ----------    ----
Income tax expected at
   statutory rate                 $ 663,823     34.0%          $ 413,281     34.0%
Tax exempt income from loans        (16,133)     (.8)%           (14,624)    (1.2)%
State income tax, net of
   federal income tax                70,820      3.6%             47,038      3.9%
Other                                 1,776       .1              19,832      1.6%
                                  ---------     ----           ---------     ----
                                  $ 720,286     36.9%          $ 465,527     38.3%
                                  =========     ====           =========     ====

      The Company and the Bank file consolidated income tax returns. Tax is allocated between the entities under a tax sharing agreement on a separate entity basis.

NOTE 11 - LOANS TO RELATED PARTIES

      The Bank periodically makes loans to officers and directors, and companies in which they hold a 10 percent or more beneficial ownership. The balance outstanding under these loans at December 31, 2003 was $2,003,426. During 2004, additional advances and principal reductions amounted to $1,186,294 and $385,412, respectively, resulting in a balance at December 31, 2004 of $2,804,308. These loans were made in the normal course of business at prevailing interest rates and terms.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 12 - COMMITMENTS AND CONTINGENCIES

      Financial Instruments With Off-Balance-Sheet Risk

            The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank's involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

            Commitments to extend credit, which amount to approximately $31 million and $22 million at December 31, 2004 and 2003, respectively, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

            Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2004 and 2003, the Bank has outstanding stand-by letters of credit with face amounts of approximately $124,523 and $458,000, respectively.

            The Company expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

      Concentrations of Credit Risk

            The Bank originates residential and commercial real estate loans, agriculture loans, and other consumer and commercial loans primarily in its Highlands County market area. In addition, the Bank may participate in loans originated by other banks or sell loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

      Use of Estimates in Preparation of Financial Statements

            The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Company, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, the estimates and assumptions under which the estimated fair value of financial instruments was derived, and other factors and amounts entering into the preparation of the financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

      401(k) Plan

            The Bank has a 401(k) plan under which full-time employees who meet certain age and service requirements may participate. Under this plan, the Bank may match a discretionary amount within applicable limitations. The charge to operations for the Bank's share of this cost was $32,844 and $27,843 for 2004 and 2003, respectively.

      Salary Continuation Plan

            In December, 2004, the Board of Directors approved a salary continuation plan to be implemented in January, 2005 for two of the Bank's executive officers.

NOTE 13 - DIVIDEND RESTRICTIONS

      The payment of dividends by the Company is dependent upon dividends it receives from the Bank. The payment of dividends by the Bank is subject to various restrictions set forth by law. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during such period. In addition, see Note 15 for indirect limitations relating to the requirements of certain minimum capital amounts.

NOTE 14 - SHARE-BASED COMPENSATION

      The Company's shareholders have approved a stock option plan permitting the granting of options for up to 90,000 shares of the Company's common stock to selected Bank officers and employees, and up to 40,000 shares to the Company's directors.

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

      The activity in the Company's stock options during 2004 and 2003 was as follows:

                               2004                      2003
                       --------------------      --------------------
                                   Exercise                  Exercise
                       Options       Price       Options       Price
                       -------     --------      -------     --------
Beginning balance       77,500      $10.37        82,500       $10.35
   Granted              23,250      $16.00             -            -
   Forfeited                 -           -             -            -
   Exercised                 -           -        (5,000)      $10.00
                       -------                    ------
Ending balance         100,750      $11.67        77,500       $10.37
                       =======                    ======

      Options granted under the officers' and employees' plan become exercisable 20% in the year of grant, and 20% over each of the next four years. The exercise price of these options is the deemed fair value on the date of grant. Any options not exercised expire ten years after their date of grant. Options granted under the directors' plan generally have the same terms as the officers' options, except that they vest over a five year period beginning with the first anniversary of the grant date.

      Of the options outstanding at each year-end, 78,750 and 71,500 were exercisable at December 31, 2004 and 2003, respectively. The weighted average remaining contractual life at December 31, 2004 is 6.1 years.

      As permitted, the Company has elected to disclose the pro forma compensatory effect of its options rather than to record such effect. Had the options been recorded, compensation and income would have been as follows:

                                              2004                2003
                                          -------------       -------------
Compensation as recorded                  $   1,894,503       $   1,593,046
Pro forma effect of options for year             26,057              65,318
                                          -------------       -------------
           Pro forma compensation         $   1,920,560       $   1,658,364
                                          =============       =============

Net income as reported                    $   1,232,135       $     750,006
Pro forma effect of options for year            (26,057)            (65,318)
                                          -------------       -------------
           Pro forma net income           $   1,206,078       $     684,688
                                          =============       =============

Per Share Data

   Basic, as reported                     $        1.86       $        1.15
   Pro forma effect of options                     (.04)               (.10)
                                          -------------       -------------
           Pro forma basic                $        1.82       $        1.05
                                          =============       =============

   Fully diluted, as reported             $        1.79       $        1.12
   Pro forma effect of options                     (.04)               (.10)
                                          -------------       -------------
           Pro forma fully diluted        $        1.75       $        1.02
                                          =============       =============

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 15 - REGULATORY MATTERS

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, a bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require banks to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and ratios are met, the bank is considered "adequately capitalized". If a bank exceeds the requirements of "adequately capitalized", and meets even more stringent minimum standards, it is considered "well capitalized". Management believes as of December 31, 2004 and 2003, both the consolidated Company and the Bank met all capital adequacy requirements to which they were subject.

      The tables below show the total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios on a consolidated basis and for the Bank at December 31, 2004 and 2003, and the minimum amounts and ratios needed to meet the definition of "well capitalized".

                                                          Minimum Amount
                                                           and Ratio to
                                                           Remain Well
                                     Actual                Capitalized
                             ----------------------   ----------------------
                               Amount         Ratio     Amount         Ratio
                             -----------      -----   -----------      -----
                             (Thousands)              (Thousands)
As of December 31, 2004:

   Total Capital (to
    Risk-Weighted Assets)
       Consolidated            $ 9,428         8.30%    $11,364        10.00%
       Subsidiary bank         $11,705        10.30%    $11,364        10.00%

   Tier 1 Capital (to
    Risk-Weighted Assets)
       Consolidated            $ 8,391         7.40%    $ 6,818         6.00%
       Subsidiary bank         $10,668         9.39%    $ 6,818         6.00%

   Tier 1 Capital (to
    Average Assets)
       Consolidated            $ 8,391         5.80%    $ 7,202         5.00%
       Subsidiary bank         $10,668         7.41%    $ 7,202         5.00%

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

                                                       Minimum Amount
                                                        and Ratio to
                                                         Remain Well
                                    Actual               Capitalized
                             --------------------   --------------------
                               Amount       Ratio     Amount       Ratio
                               ------       -----     ------       -----
                             (Thousands)            (Thousands)
As of December 31, 2003:

   Total Capital (to
    Risk-Weighted Assets)
       Consolidated            $ 7,825       9.30%   $   8,413     10.00%
       Subsidiary bank         $ 8,467      10.10%   $   8,413     10.00%

   Tier 1 Capital (to
    Risk-Weighted Assets)
       Consolidated            $ 7,046       8.40%   $   5,048      6.00%
       Subsidiary bank         $ 7,688       9.10%   $   5,048      6.00%

   Tier 1 Capital (to
    Average Assets)
       Consolidated            $ 7,046       6.50%   $   5,426      5.00%
       Subsidiary bank         $ 7,688       7.10%   $   5,426      5.00%

NOTE 16 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL
          INFORMATION

                                                            December 31,
                                                    ---------------------------
                                                       2004             2003
                                                    -----------      ----------
Condensed Balance Sheets

   Assets
      Cash and cash equivalents                     $    25,414      $   76,404
      Investment in bank subsidiary, at equity       10,661,249       7,677,924
      Taxes receivable                                   38,874          10,794
      Deferred tax asset                                      -           1,545
                                                    -----------      ----------
         Total Assets                               $10,725,537      $7,766,667
                                                    ===========      ==========

   Long-term debt                                   $ 2,350,000      $  725,000
   Current liability                                          -           5,475
                                                    -----------      ----------
         Total Liability                              2,350,000         730,475

   Shareholders' Equity                               8,375,537       7,036,192
                                                    -----------      ----------
         Total Liabilities and
           Shareholders' Equity                     $10,725,537      $7,766,667
                                                    ===========      ==========

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 16 - HEARTLAND BANCSHARES, INC. (PARENT COMPANY - ONLY) FINANCIAL INFORMATION (CONTINUED)

                                                            Year Ended December 31,
                                                          ---------------------------
                                                             2004             2003
                                                          -----------       ---------
Condensed Statements of Operations

   Income                                                 $         -       $       -
                                                          -----------       ---------

   Expenses:
      Miscellaneous operating expense                          70,515          34,629
      Income tax benefit                                      (26,535)         (8,475)
                                                          -----------       ---------
                                                               43,980          26,154
                                                          -----------       ---------
         Loss Before Equity in Earnings of
           Subsidiary                                         (43,980)        (26,154)

   Equity in earnings of subsidiary                         1,276,115         776,160
                                                          -----------       ---------

         Net Income                                       $ 1,232,135       $ 750,006
                                                          ===========       =========

Condensed Statements of Cash Flows

   Operating Activities:
      Net income                                          $ 1,232,135       $ 750,006
      Change in taxes due or payable                          (26,535)          1,971
      Change in current liability                              (5,475)              -
      Equity recognition of subsidiary's earnings          (1,276,115)       (776,160)
                                                          -----------       ---------
               Net Cash Used In Operating Activities          (75,990)        (24,183)
                                                          -----------       ---------

   Investing Activities:
      Investment in bank stock                             (1,703,640)       (500,000)
                                                          -----------       ---------
               Net Cash Used In Investing
                 Activities                                (1,703,640)       (500,000)
                                                          -----------       ---------

   Financing Activities:
      Funding from long-term debt                           1,625,000         500,000
      Sale of stock                                           103,640          50,000
                                                          -----------       ---------
               Net Cash Used In Financing
                 Activities                                 1,728,640         550,000
                                                          -----------       ---------

               Net Increase (Decrease) in Cash                (50,990)         25,817

               Cash and Cash Equivalents at:
                 Beginning of Year                             76,404          50,587
                                                          -----------       ---------

                 End of Year                              $    25,414       $  76,404
                                                          ===========       =========

                    HEARTLAND BANCSHARES, INC. AND SUBSIDIARY

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The table which follows shows the estimated fair value and the related carrying amounts of the Bank's financial instruments at December 31, 2004.

      For purposes of this disclosure, the estimated fair value for cash and cash equivalents is considered to approximate their carrying amounts. The estimated fair value for securities is based on quoted market values for the individual or equivalent securities. The estimated fair value for loans is based on interest rates the Bank would have charged borrowers at December 31, 2004 for similar loans, maturities and terms.

      The estimated fair value for demand and savings deposits is based on their carrying amount. The estimated fair value for time deposits is based on rates the Bank offered at December 31, 2004 for deposits of similar remaining maturities. The estimated fair value for long-term debt is based upon the lender's current offerings, as of December 31, 2004, for similar credit. Fair values for off-balance sheet lending commitments and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair value for other financial instruments are considered to approximate carrying amounts at December 31, 2004. Assets and liabilities of the Bank that are not defined as financial instruments, such as premises and equipment, are excluded from these disclosures.

                                      Carrying      Estimated
                                       Amount      Fair Value
                                      --------     ----------
                                           (Thousands)
Financial Assets:
   Cash and cash equivalents          $ 10,288      $ 10,288
   Securities available for sale         3,814         3,814
   Securities held to maturity          18,901        18,788
   Net loans                           109,373       108,470

Financial Liabilities:
   Demand and savings deposits         100,851       100,851
   Time deposits                        35,188        35,068
   Short-term borrowings                   616           616
   Long-term debt                        2,350         2,350

Off-balance sheet instruments                -             -

      Non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

      While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Bank to have disposed of such items at December 31, 2004, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2004 should not necessarily be considered to apply at subsequent dates.